April 30, 2009

Mr. Larry M. Spirgel,
     Assistant Director,

          Securities and Exchange Commission,
               100 F Street, N.E.,
                    Washington, D.C. 20549.

Re:    Cablevision Systems Corporation

Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009

File No. 1-14764

Dear Mr. Spirgel:

This letter follows up on my conversation with Robert Barthelmes and Jessica Plowgian of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the comment letter (the “Comment Letter”) from the Staff, dated April 3, 2009, concerning the Annual Report on Form 10-K for fiscal year ended December 31, 2008 (the “Form 10-K”) of Cablevision Systems Corporation (the “Company”).

The Company continues to work diligently on a comprehensive response to the comments. The Company plans to discuss the response with its Audit Committee at their meeting on Wednesday, May 6 and submit the response the next day. For these reasons, the Company will not be in a position to respond to the Comment Letter today, but, as I discussed with the Staff, expects to respond on May 7, 2009.

If you have any questions, please feel free to give me a call at (212) 558-4312.

Very truly yours,

Robert W. Downes

cc:	Dean Suehiro
Kyle Moffatt
Robert Barthelmes
Jessica Plowgian
(Securities and Exchange Commission)

Michael Huseby
Wm. Keith Harper
Victoria Salhus
(Cablevision Systems Corporation)

John Mead
(Sullivan & Cromwell LLP)

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